UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Daniel Stencel

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.0%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 73.6%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 73.6%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP 20-8228643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.4%(1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 73.6%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC 45-3443986
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,786(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,786(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,786(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 30.8%(1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,319(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,319(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,319(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 20.1%(1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP 20-8228567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.4%(1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC 20-8228323
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 254,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 254,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 254,116,312(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.7%(1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC 06-1463162
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 311,333,631(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 311,333,631(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 311,333,631(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 86.6%(1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 28,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 28,157 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 312,600,613(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 312,600,613(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 312,600,613(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 86.8%(1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2010, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2011 and 640,000 shares of restricted stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2014 that are fully votable, but vest on January 1, 2015. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 28,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 28,157 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

Amendment No. 34 to Schedule 13D

This Amendment No. 34 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut,” and together with LED Holdings, PPAIV, PPLED, PPIV, LSGC Holdings, LSGC Holdings II, PCA Holdings, PIIV, PIGP and PCLLC, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014, Amendment No. 31 filed on February 12, 2014, Amendment No. 32 filed on February 21, 2014, and Amendment No. 33 filed on April 7, 2014. Except as specifically provided herein, this Amendment No. 34 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2.	Identity and Background

Item 2(f) is hereby amended to state that the citizenship of PCLLC is Connecticut and the citizenship of each of the natural persons listed in Appendix A hereto is the United States, except for Alec Machiels, who is a citizen of Belgium.

Item 2(f) is also hereby amended to replace Appendix A included in Amendment No. 28 to this Schedule 13D with Appendix A included in this Amendment No. 34 to Schedule 13D. Appendix A is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 12, 2014, the Board of Directors (the “Board”) of Lighting Science Group Corporation (the “Issuer”) appointed Sanford Climan (“Mr. Climan”) to serve as a director on the Board to fill a vacancy on the Board. Mr. Climan will serve on the Board until the next annual election of directors or until his successor is duly elected and qualified or until his earlier resignation or removal. Mr. Climan was recommended to serve on the Issuer’s Board by a representative of PCA and its affiliates, is a representative of PCA and its affiliates on the Issuer’s Board, and has served as an operating partner for PCA since May 1, 2014.

As previously disclosed, the Issuer’s Board appointed General James L. Jones (“General Jones”) to serve as a member of the Board. General Jones was recommended by a representative of PCA and its affiliates to fill a vacancy on the Issuer’s Board and is a representative of PCA and its affiliates on the Issuer’s Board. General Jones serves as a strategic advisor to PCA and is the President of Jones International Group LLC, d/b/a Jones Group International (“Jones Group International”). PCA and Jones Group International plan to enter into a general consulting agreement pursuant to which General Jones will provide consulting services to PCA. Also as previously disclosed, Craig Cogut (“Mr. Cogut”) is serving as the Chairman of the Board of the Issuer, Richard H. Davis, Jr. (“Mr. Davis”) is serving as the Interim Chief Executive Officer of the Issuer and a director on the Board and Steven Wacaster (“Mr. Wacaster”) and Warner Phillips (“Mr. Phillips”) are serving as directors on the Board. Messrs. Cogut, Davis, Wacaster and Phillips are all representatives and affiliates of PCA, Pegasus Capital Advisors IV, L.P. and their affiliates, and Messrs. Cogut, Davis and Wacaster were elected in connection with certain designation rights held by PCA under the Certificate of Designation governing the Issuer’s Series I Convertible Preferred Stock (the “Series I Certificate of Designation”). Furthermore, as previously disclosed, Jonathan Rosenbaum, a designee of LSGC Holdings II, PCA Holdings and their affiliates, was elected in connection with the terms of the Series I Certificate of Designation and continues to serve as a director on the Board.

Pursuant to the Series I Certificate of Designation, LSGC Holdings II, PCA Holdings and their affiliates currently may elect a portion of the Board equal to LSGC Holdings II’s, PCA Holdings’ and their affiliates’ proportionate share of the Issuer’s common stock on a fully diluted basis. In connection with the right to elect directors pursuant to the Series I Certificate of Designation, LSGC Holdings II, PCA Holdings and their affiliates have appointed the Chairman of the Board and certain other directors, as previously disclosed, and may elect additional directors to the Board and/or replace the directors they have elected to the Board pursuant to the terms of the Series I Certificate of Designation.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to common stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based upon 209,488,064 shares of common stock outstanding as of May 8, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 14, 2014.

(c) Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of Amendment No. 28 to this Schedule 13D is incorporated by reference herein.

(e) N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2014

LED HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,

its sole member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,

its sole member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,

its managing member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,

its sole member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,

its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Appendix A

BOARD OF MANAGERS OF LED HOLDINGS, LLC

Name	Position	Address
Steven Wacaster	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Richard Davis	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV (AIV) LED, LLC

Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President and Secretary	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV LED, LLC

Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President and Secretary	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS IV, L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS II LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS INVESTORS IV, L.P.

Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PEGASUS INVESTORS IV GP, L.L.C.

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Craig Cogut	President and Chairman	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Hannah Kong	General Counsel and Secretary	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Anne Frank-Shapiro	Chief Compliance Officer and Chief Administrative Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICER OF PEGASUS CAPITAL LLC

Name	Position	Address
Craig Cogut	President and Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF PCA LSG Holdings, LLC

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807